                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


_________________________________________________

In the Matter of
                                   CERTIFICATE
AMEREN CORPORATION
                                       OF
File No. 70-9133
                                  NOTIFICATION
(Public Utility Holding Company
Act of 1935)
_________________________________________________



     This Certificate of Notification is filed by Ameren Corporation, a Missouri corporation, pursuant to Rule 24. Such filing is made pursuant to Ameren's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated March 13, 1998.


1)   Ameren common stock - New Issue None.


2) Ameren common stock - dividend reinvestment plan and employee benefit plans: Ameren purchased 500,481 shares under its dividend reinvestment plan and 296,257 shares under its employee benefit plans.


3)   Guaranteed issued
     No performance guarantees.
     The following financial guarantees were issued during the fourth quarter of 1999.


Name of Parent    Name of Subsidiary    Amount         Terms               Purpose
--------------    ------------------    ------         -----               -------
Ameren Corp.      Ameren Energy         $  1,000,000   through 12/31/00    Credit Support
Ameren Corp.      Union Electric        $  2,000,000                       Credit Support
                  Development Corp
Ameren Corp.      AmerenEnergy          $     250,000  through 12/31/00    Credit Support


         The following financial guarantees were voided.

Name of Parent    Name of Subsidiary    Amount         Purpose
--------------    ------------------    ------         -------
Ameren Corp.      Ameren Energy         $ 5,000,000    Credit Support
Ameren Corp.      Ameren Energy         $ 5,000,000    Credit Support
Ameren Corp.      Ameren Energy         $ 5,000,000    Credit Support
Ameren Corp.      Ameren Energy         $ 1,000,000    Credit Support
Ameren Corp.      Ameren Energy         $ 2,000,000    Credit Support
Ameren Corp.      Ameren Energy         $ 5,000,000    Credit Support
Ameren Corp.      Ameren Energy         $ 2,000,000    Credit Support
Ameren Corp.      Ameren Energy         $ 1,000,000    Credit Support
Ameren Corp.      Ameren Energy         $ 2,000,000    Credit Support

4)   Short-term debt issued by Ameren during the fourth quarter of 1999:

Chase Manhattan Bank:
1. A series of overnight loans during the quarter, ranging from zero to $20 million, at interest rates varying from 5.325% to 5.95%.
2. A $50 million loan that began on October 26, 1999 to mature on February 28, 2000, at a rate of 6.35%.
3. A $50 million loan that began on September 30, 1999 matured on October 8, 1999, at a rate of 5.58%.
4. An $18 million loan that began on December 22, 1999 to mature on February 22, 2000 at a rate of 6.3875%.
5. Commercial paper issued through Chase Securities and/or Bank of America Securities during December totaling $60.0 million, at an average rate of $6.23%.

Commerce Bank:
A series of overnight loans during October, 1999 ranging from zero to $6.9 million, at rates from 5.5% to 5.75%.

Northern Trust Company:
A series of overnight loans during October, 1999 ranging from zero to $10.0 million, at rates from 5.53% to 5.68%.

Maximum indebtedness at any one time: $128.0 million on December 31, 1999.


5)   Financings consummated by any Utility Subsidiary not exempt under Rule 52:

Union Electric Company:
Commercial paper issued through Bank One Capital Markets, Goldman Sachs and/or A G Edwards & Sons, ranging from a low of zero to a high of $152.15 million on December 29, 1999 at interest rates averaging 6.10%.

Central Illinois Public Service Company:
No activity.


6)   None.

7)   Forms U-6B-2 filed with the Commission. Quarterly report filed


8)   Balance Sheets
     The consolidated and stand alone balance sheets of Ameren Corporation, Central Illinois Public Service Company and Union Electric Company are attached as Exhibit A.

9)   Registration Statements
     None

                                              SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                              Ameren Corporation

                                        BY    /S/ Steven R. Sullivan
                                           -----------------------------
                                               Steven R. Sullivan
                                        Vice President, General Counsel
                                                 and Secretary

February 23, 2000

                                                                    Exhibit A
                                                                    Page 1 of 3

                               AMEREN CORPORATION
                           CONSOLIDATED BALANCE SHEET
           (Thousands of Dollars, Except Share and Per Share Amounts)


                                                                  December 31,  December 31,
ASSETS                                                                1999          1998
------                                                                ----          ----
Property and plant, at original cost:
   Electric                                                        $12,053,411   $11,761,306
   Gas                                                                 491,708       469,216
   Other                                                                92,696        44,646
                                                                   -----------   -----------
                                                                    12,637,815    12,275,168
   Less accumulated depreciation and amortization                    5,891,340     5,602,816
                                                                   -----------   -----------
                                                                     6,746,475     6,672,352
   Construction work in progress:
   Nuclear fuel in process                                              88,830       108,294
   Other                                                               329,880       147,393
                                                                   -----------    ----------
         Total property and plant, net                               7,165,185     6,928,039
                                                                   -----------   -----------
Investments and other assets:
   Investments                                                          66,476        86,694
   Nuclear decommissioning trust fund                                  186,760       161,877
   Other                                                                80,737        78,091
                                                                   -----------   -----------
         Total investments and other assets                            333,973       326,662
                                                                   -----------   -----------
Current assets:
   Cash and cash equivalents                                           194,882        76,863
   Accounts receivable - trade (less allowance for doubtful
         accounts of  $7,136 and $8,393 respectively)                  216,344       198,193
   Unbilled revenue                                                    154,097       150,481
   Other accounts and notes receivable                                  20,668        76,919
   Materials and supplies, at average cost:
      Fossil fuel                                                      123,143       112,908
      Other                                                            130,081       132,884
   Other                                                                39,791        22,912
                                                                   -----------   -----------
         Total current assets                                          879,006       771,160
                                                                   -----------   -----------
Regulatory assets:
   Deferred income taxes                                               622,520       633,529
   Other                                                               176,931       188,049
                                                                   -----------   -----------
         Total regulatory assets                                       799,451       821,578
                                                                   -----------   -----------
Total Assets                                                       $ 9,177,615   $ 8,847,439
                                                                   ===========   ===========

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, $.01 par value, 400,000,000 shares authorized -
     137,215,462 shares outstanding (Note 6)                       $     1,372   $     1,372
   Other paid-in capital, principally premium on
     common stock                                                    1,582,501     1,582,548
   Retained earnings (see accompanying statement)                    1,505,827     1,472,200
                                                                   -----------   -----------
         Total common stockholders' equity                           3,089,700     3,056,120
   Preferred stock not subject to mandatory redemption  (Note 6)       235,197       235,197
   Long-term debt  (Note 8)                                          2,448,448     2,289,424
                                                                   -----------   -----------
         Total capitalization                                        5,773,345     5,580,741
                                                                   -----------   -----------
Minority interest in consolidated subsidiaries                           4,010         3,534
Current liabilities:
   Current maturity of long-term debt                                  128,867       201,713
   Short-term debt                                                      80,165        58,528
   Accounts and wages payable                                          341,274       284,818
   Accumulated deferred income taxes                                    70,719        66,299
   Taxes accrued                                                       155,396       114,106
   Other                                                               300,747       216,889
                                                                   -----------   -----------
         Total current liabilities                                   1,077,168       942,353
                                                                   -----------   -----------
Commitments and Contingencies (Notes 2, 12 and 13)
Accumulated deferred income taxes                                    1,493,634     1,521,417
Accumulated deferred investment tax credits                            170,834       178,832
Regulatory liability                                                   188,404       198,937
Other deferred credits and liabilities                                 470,220       421,625
                                                                   -----------   -----------
Total Capital and Liabilities                                      $ 9,177,615   $ 8,847,439
                                                                   ===========   ===========


                                                                    Exhibit A
                                                                    Page 2 of 3

                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                  BALANCE SHEET
                      (Thousands of Dollars, Except Shares)



                                                                 December 31, December 31,
ASSETS                                                               1999         1998
------                                                               ----         ----
Property and plant, at original cost:
   Electric                                                       $2,422,002   $2,381,682
   Gas                                                               267,909      259,656
                                                                  ----------   ----------
                                                                   2,689,911    2,641,338
   Less accumulated depreciation and amortization                  1,260,582    1,192,108
                                                                  ----------   ----------
                                                                   1,429,329    1,449,230
Construction work in progress                                         43,435       16,220
                                                                  ----------   ----------
         Total property and plant, net                             1,472,764    1,465,450
                                                                  ----------   ----------

Other assets                                                          17,722       31,904

Current assets:
   Cash and cash equivalents                                          12,536       10,180
   Accounts receivable - trade (less allowance for doubtful
         accounts of $1,828 and $1,714, respectively)                 48,703       44,494
   Unbilled revenue                                                   75,884       53,120
   Other accounts and notes receivable                                20,875       16,486
   Materials and supplies, at average cost -
      Fossil fuel                                                     47,291       50,791
      Other                                                           33,931       36,047
   Other                                                              10,387        8,214
                                                                  ----------   ----------
         Total current assets                                        249,607      219,332
                                                                  ----------   ----------
Regulatory assets:
   Deferred income taxes                                              21,520       24,797
   Other                                                              20,141       22,914
                                                                  ----------   ----------
         Total regulatory assets                                      41,661       47,711
                                                                  ----------   ----------
TOTAL ASSETS                                                      $1,781,754   $1,764,397
                                                                  ==========   ==========

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, no par value, authorized 45,000,000 shares -
     outstanding 25,452,373 shares                                $  120,033   $  120,033
   Retained earnings                                                 414,345      455,337
                                                                  ----------   ----------
         Total common stockholders' equity                           534,378      575,370
   Preferred stock not subject to mandatory redemption (Note 5)       80,000       80,000
   Long-term debt (Note 7)                                           493,625      528,446
                                                                  ----------   ----------
         Total capitalization                                      1,108,003    1,183,816
                                                                  ----------   ----------

Current liabilities:
   Current maturity of long-term debt                                 35,000       60,000
   Short-term debt                                                     --          46,700
                                                                  ----------   ----------
   Intercompany notes payable                                        132,900        --
                                                                  ----------   ----------
   Accounts and wages payable                                         82,800       58,800
   Accumulated deferred income taxes                                  22,621       21,386
   Taxes accrued                                                      32,145       13,201
   Other                                                              39,619       34,454
                                                                  ----------   ----------
         Total current liabilities                                   345,085      234,541
                                                                  ----------   ----------
Commitments and Contingencies (Notes 2 and 10)
Accumulated deferred income taxes                                    216,661      234,119
Accumulated deferred investment tax credits                           32,169       34,657
Regulatory liability                                                  34,004       39,621
Other deferred credits and liabilities                                45,832       37,643
                                                                  ----------   ----------
TOTAL CAPITAL AND LIABILITIES                                     $1,781,754   $1,764,397
                                                                  ==========   ==========


                                                                    Exhibit A
                                                                    Page 3 of 3


                             UNION ELECTRIC COMPANY
                                  BALANCE SHEET
                      (Thousands of Dollars, Except Shares)



                                                                 December 31,  December 31,
ASSETS                                                               1999         1998
------                                                               ----         ----
Property and plant, at original cost:
   Electric                                                       $9,210,122   $8,975,542
   Gas                                                               223,789      209,556
   Other                                                              37,156       35,994
                                                                  ----------   ----------
                                                                   9,471,067    9,221,092
   Less accumulated depreciation and amortization                  4,320,910    4,110,250
                                                                  ----------   ----------
                                                                   5,150,157    5,110,842
Construction work in progress:
   Nuclear fuel in process                                            88,830      108,294
   Other                                                              92,833      127,168
                                                                  ----------   ----------
         Total property and plant, net                             5,331,820    5,346,304
                                                                  ----------   ----------
Investments and other assets:
   Nuclear decommissioning trust fund                                186,760      161,877
   Other                                                              59,748       45,688
                                                                  ----------   ----------
         Total investments and other assets                          246,508      207,565
                                                                  ----------   ----------
Current assets:
   Cash and cash equivalents                                         117,308       47,337
   Accounts receivable - trade (less allowance for doubtful
         accounts of $5,308 and $6,678, respectively)                151,399      143,912
   Unbilled revenue                                                   78,213       97,361
   Other accounts and notes receivable                                19,803       55,502
   Intercompany notes receivable                                     165,700        --
   Materials and supplies, at average cost -
      Fossil fuel                                                     65,292       53,036
      Other                                                           90,921       91,831
   Other                                                              19,205       13,529
                                                                  ----------   ----------
         Total current assets                                        707,841      502,508
                                                                  ----------   ----------
Regulatory assets:
   Deferred income taxes                                             600,604      608,353
   Other                                                             156,789      165,134
                                                                  ----------   ----------
         Total regulatory assets                                     757,393      773,487
                                                                  ----------   ----------
TOTAL ASSETS                                                      $7,043,562   $6,829,864
                                                                  ==========   ==========

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, $5 par value, authorized 150,000,000 shares -
     outstanding 102,123,834 shares                               $  510,619   $  510,619
   Other paid-in capital, principally premium on
     common stock                                                    701,896      701,896
   Retained earnings                                               1,221,167    1,211,610
                                                                  ----------   ----------
         Total common stockholders' equity                         2,433,682    2,424,125
   Preferred stock not subject to mandatory redemption (Note 6)      155,197      155,197
   Long-term debt (Note 8)                                         1,882,601    1,674,311
                                                                  ----------   ----------
         Total capitalization                                      4,471,480    4,253,633
                                                                  ----------   ----------
Current liabilities:
   Current maturity of long-term debt                                 11,423      117,269
   Accounts and wages payable                                        234,845      232,963
   Accumulated deferred income taxes                                  48,139       45,061
   Taxes accrued                                                     119,699      100,714
   Other                                                             208,373      151,385
                                                                  ----------   ----------
         Total current liabilities                                   622,479      647,392
                                                                  ----------   ----------
Commitments and Contingencies (Notes 2, 11 and 12)
Accumulated deferred income taxes                                  1,248,721    1,254,372
Accumulated deferred investment tax credits                          138,665      144,175
Regulatory liability                                                 154,399      159,317
Other deferred credits and liabilities                               407,818      370,975
                                                                  ----------   ----------
TOTAL CAPITAL AND LIABILITIES                                     $7,043,562   $6,829,864
                                                                  ==========   ==========